MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026 and 2025

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

This Management's Discussion and Analysis ("MD&A") is intended to help the reader understand Mako Mining Corp.'s (the "Company" or "Mako") operations, financial position, and current and future business environment. This MD&A should be read in conjunction with Mako's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026 and the annual consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2025. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), as applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards.

Mako was incorporated on April 1, 2004, under the laws of the Yukon Territory and continued into British Columbia under the Business Corporations Act (British Columbia) on November 14, 2007. The Company is listed on the TSX Venture Exchange ("TSX-V") under the symbol "MKO". On March 30, 2026, the Company's common shares were listed and commenced trading on the NASDAQ Stock Market LLC ("NASDAQ") under the symbol "MAKO". Additional information regarding Mako, including additional risks related to the business and those that are reasonably likely to affect Mako's financial statements in the future, is contained in the Company's financial statements and other continuous disclosure filings, including the most recent Annual Information Form of the Company and Annual Report Form 40-F, which are available under the Company's profile on SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov, respectively.

This MD&A has been prepared as of August 13, 2026. All amounts are expressed in United States (US) dollars ("$"), unless otherwise stated.  References to "C$" are to the Canadian dollar.

BUSINESS OVERVIEW

The Company's principal business activities are the production of gold and the exploration of its mineral interests in Nicaragua, Guyana and the United States of America (the "USA" or "United States").

On March 24, 2026, the Company completed the acquisition of Mt. Hamilton LLC ("MHC") whereby Mako US Corp. ("Mako US"), a wholly-owned subsidiary of the Company, acquired all the registered membership interests of MHC (the "Mt. Hamilton Transaction"). MHC owns the Mt. Hamilton Project located in Nevada, USA. Refer to MT. HAMILTON PROJECT ACQUISITION in this MD&A for additional details.

On March 27, 2025, the Company completed the acquisition of the Moss gold mine located in Arizona, USA (the "Moss Mine"). The acquisition was completed through Mako US, which purchased all the membership interests in EG Acquisition LLC ("EGA") from Wexford EG Acquisition LLC ("Wexford EGA"), the vendor, a private company controlled by Wexford Capital LP ("Wexford"). EGA owns 100% of the shares of Golden Vertex Corp. ("GVC"), the operating subsidiary of the Moss Mine.

The Company's main assets include the producing San Albino and Las Conchitas gold deposits (collectively the "San Albino Mine") located within the San Albino-Murra Property in Nueva Segovia, Nicaragua and the Moss Mine, an open pit operation currently ramping up to commercial production. In addition to its mining operations, Mako continues to explore its other concessions in Nicaragua and the USA and to advance the Eagle Mountain Project in Guyana and the Mt. Hamilton Project in Nevada, USA in preparation for development.

The projected cash flow from the San Albino Mine and Moss Mine is anticipated to fund exploration on Mako's prospective land package in Nicaragua, pre-development activities at the Mt. Hamilton Project in Nevada, USA, and ongoing engineering activities at the Eagle Mountain Project in Guyana.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

FINANCIAL AND OPERATIONAL HIGHLIGHTS, MAJOR ACTIVITIES AND SIGNIFICANT SUBSEQUENT EVENTS

Highlights for the three months and six months ended June 30, 2026 ("Q2 2026" and "YTD 2026" respectively) include:

● Revenues of $62.6 million and $131.2 million in Q2 2026 and YTD 2026 (for the three months and six months ended June 30, 2025 ("Q2 2025" and "YTD 2025"): $38.7 million and $70.5 million), respectively.

● Consolidated sales of 14,610 ounces ("oz") and 28,332 oz of gold in Q2 2026 and YTD 2026 (11,476 oz and 22,293 oz in Q2 2025 and YTD 2025), respectively.

● Net income of $13.9 million and $37.0 million in Q2 2026 and YTD 2026 ($8.8 million and $18.2 million in Q2 2025 and YTD 2025), respectively.

● Consolidated production of 14,476 oz and 28,345 oz of gold in Q2 2026 and YTD 2026 (10,370 oz and 20,806 oz in Q2 2025 and YTD 2025), respectively.

● Cash flows from operating activities of $26.0 million and $45.9 million in Q2 2026 and YTD 2026 ($20.2 million and $26.4 million in Q2 2025 and YTD 2025), respectively.

● Mineral Reserves estimate ("MRE") and project economics for the Moss Mine

On July 7, 2026, the Company announced an MRE and project economics for its Moss Mine effective June 30, 2026. The MRE outlines proven and probable Mineral Reserves of 56.8 million tonnes ("Mt") grading 0.327 grams per tonne ("g/t") gold and 3.45 g/t silver, containing 597,744 oz of gold ("Au") and 6.3 million oz of silver ("Ag"). The Mineral Reserves were estimated using a cut-off grade of 0.14 g/t Au, metal prices of US$3,500/oz gold and US$50/oz silver, and are based on the mining and processing methods currently employed at the Moss Mine, including conventional open pit mining using truck-and-shovel method and processing by crushing, heap leaching and Merrill-Crowe recovery. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing or political factors that might materially affect the MRE. Refer to the Company's press release dated July 7, 2026 for all assumptions, parameters and methods used to estimate the MRE available under the Company's profile at www.sedarplus.ca.

The Moss Mine technical report demonstrates robust project economics, with an estimated after-tax net present value of $254 million based on metal prices of US$3,500/oz gold and US$50/oz silver and 5% discount rate. The mine plan contemplates a 15-year life of mine, during which approximately 442,904 ounces of recovered gold and 2.1 million ounces of recovered silver are expected to be produced, reflecting average metallurgical recoveries of 75% and 33%, respectively. Average annual gold production is projected at 30,900 ounces from 2026 to 2039, with peak production of 46,100 ounces anticipated in 2031. The operation is based on an average heap leach grade of 0.327 g/t gold and 3.45 g/t silver and a strip ratio of 1.3:1 (waste-to-ore). The estimated life-of-mine sustaining capital expenditures(1) of $86 million is expected to be funded from operating cash flows. The technical report supporting the MRE is expected to be filed by August 21, 2026.

● San Albino Eureka Concession

Mako Mining's wholly-owned Nicaraguan subsidiary, Nicoz Resources, S.A., has successfully finalized the definitive legal registration and granting of the "Eureka" mineral concession, located in the department of Nueva Segovia, Nicaragua. The Eureka concession encompasses approximately 3,000 hectares of highly prospective terrain immediately to the west of the San Albino-Murra and El Jicaro concessions, expanding Mako's total land package to 254 km2. This secures exclusive, long-term exploration and exploitation rights over ground immediately adjacent to the Company's operating San Albino and Las Conchitas mining areas.

______________________________

1 A Non-IFRS financial measure. Refer to the “Non-IFRS Measures” section in this MD&A for more information.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

● Mt. Hamilton Project Acquisition

On March 24, 2026, the Company completed the acquisition of 100% of the membership interests of MHC the owner of the Mt. Hamilton Project in Nevada, USA from Sailfish Royalty Corp ("Sailfish"). The consideration payable to Sailfish consisted of two gold stream commitments ("Sailfish Gold Stream"). Refer to MT. HAMILTON PROJECT ACQUISITION in this MD&A for additional details.

● Eagle Mountain Project

On March 25, 2026, the Company submitted to the Guyana Environmental Protection Agency ("EPA") the Environmental and Social Impact Assessment ("ESIA"). The ESIA reflects the Project's baseline studies for environmental, social, cultural, engineering, community engagement as well as expected impacts and mitigation measures. Its filing marks a critical step in the regulatory review process in respect of the Environmental Authorization to be issued by the EPA.

RESULTS OF OPERATIONS

Consolidated Financial Performance (in $000's unless otherwise specified)	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change	June 30, 2026	June 30, 2025	Change
Revenue	62,596	38,715	23,881	131,192	70,503	60,689
Income for the period	13,863	8,818	5,045	37,013	18,243	18,770
Operating cash inflows before changes in non-cash working capital	19,265	12,798	6,467	46,663	25,116	21,547
Net cash provided from operating activities	26,002	20,243	5,759	45,887	26,431	19,456
Average realized gold price ($/oz sold) (1)	4,201	3,321	880	4,541	3,122	1,419
Cash cost ($/oz Au sold) (1)	1,996	1,509	487	1,922	1,378	544
AISC ($/oz Au sold) (1)	2,286	1,668	618	2,297	1,543	754
EBITDA (1)	27,360	18,665	8,695	64,358	33,059	31,299
Adjusted EBITDA (1)	31,719	21,305	10,414	71,861	37,376	34,485

Financial Condition (in $000's)	At June 30, 2026	At December 31, 2025	Change
Cash and cash equivalents	71,913	77,277	(5,364)
Working capital (1)	106,198	82,874	23,324

(1) Working capital; Average realized gold price; Cash cost; AISC; EBITDA; and Adjusted EBITDA, are non-IFRS financial measures or ratios. Refer to the "Non-IFRS Measures" section in this MD&A for more information, including reconciliations to IFRS measures.

San Albino Property, Nueva Segovia, Nicaragua

The Company holds a 100% interest in six mineral concessions including the newly granted Eureka mineral concession in Nueva Segovia, Nicaragua, for a total land package of approximately 254 km2. The San Albino and Las Conchitas gold deposits, located within the San Albino-Murra concession, are currently the focus of mining operations. The San Albino gold deposit was a historical small-scale underground gold mine, commencing production in the early 1900's and operating on and off until approximately 1940.

On August 24, 2020, the Nicaraguan Ministry of Environmental and Natural Resources ("MARENA") amended the environmental permit granted to the Company in 2017 to allow for the processing of up to 1,000 tonnes per day ("tpd") at the San Albino-Murra Property. The amendment was initially effective for a period of five years and can be renewed indefinitely so long as the Company complies with the conditions set forth by MARENA. The permit was renewed and expires on June 24, 2029. All other provisions contained in the environmental permit granted in 2017 remain in force and are fully applicable apart from the increased throughput from 500 tpd to 1,000 tpd; total capacity of the two mills on site is 1,000 tpd.

At the end of 2025, the Company received from the MARENA a modification to the environmental permit for mining at the Las Conchitas deposit, located within the San Albino–Murra Concession, Nicaragua. In addition to the previously authorized open-pit mining activities, the modified permit allows the Company to conduct underground mining through two adits. During the quarter, the Company engaged a contractor to build the portal for the planned underground mine.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

The table below shows the main variables used by Company management to measure operating performance of the San Albino mine.

	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change	June 30, 2026	June 30, 2025	Change
Tonnes mined	1,804,919	2,313,220	(508,301)	4,059,099	4,634,508	(575,409)
Mineralized tonnes mined	48,889	54,354	(5,465)	99,122	103,167	(4,045)
Tonnes milled	53,120	52,705	415	106,758	106,256	502
Mill availability	97%	97%	-%	97%	98%	(1)%
Average tonnes per day	599	595	4	606	603	3
Mill recovery %	81%	80%	1%	80%	83%	(3)%
Gold grade (g/t)	7.5	6.6	0.9	7.6	6.8	0.8
Gold produced (oz)	10,392	8,961	1,431	21,032	19,397	1,635
Gold sold (oz)	10,612	10,104	508	21,011	19,985	1,026
Average realized gold price ($/oz sold) (1)	$4,156	$3,321	$835	$4,524	$3,110	$1,414
Cash cost ($/oz Au sold) (1)	$1,421	$1,372	$49	$1,429	$1,206	$223
AISC ($/oz Au sold) (1)(2)	$1,535	$1,507	$28	$1,531	$1,306	$225

(1) Refer to Non-IFRS Measures.

(2) AISC excludes corporate general and administrative expenses.

Tonnes mined and milled: Mining and milling operations remained stable in Q2 2026 or in YTD 2026.

Gold ounces produced and sold: Gold production and sales in Q2 2026 and YTD 2026 remained relatively unchanged compared to Q2 2025 and YTD 2025, respectively.

Average realized gold price: Average realized gold prices were higher during the current periods than in the corresponding periods of 2025.

Cash cost and AISC: Cash costs and AISC increased during the current periods as compared to the corresponding periods in 2025, primarily due to higher royalty costs resulted from increased gold prices.

Moss Mine, Arizona, USA

On March 27, 2025, the Company acquired EGA, whereby Mako US acquired all of EGA's issued and outstanding common shares, resulting in the acquisition of the Moss Mine, in Arizona, USA. The Moss Mine is an open pit heap leach operation located in the historic Oatman District in western Arizona. The mine has produced gold since 2018 and holds significant potential for both near-mine and regional resource expansion.

The Moss Mine is currently mining the Moss vein system, which consists of fault-hosted epithermal quartz-calcite veins with associated vein stockwork that are younger than and cut across the Moss quartz monzonite porphyry host rock in the vicinity of the mine. The Moss vein system includes the Moss and Ruth veins, as well as associated hanging wall and, locally, footwall vein stockwork.

During the initial period following the acquisition, the operation was at limited capacity; however, heap leaching continued to operate, producing gold and silver. During the third quarter of 2025, the Company engaged a new mining contractor, and operations resumed with the mobilization of a partial mining fleet. Activity increased in the fourth quarter of 2025 as the operation continued to ramp up. As at June 30, 2026, the Moss Mine did not reach commercial production.

During the first six months of 2026, the Moss Mine continued to ramp up toward more stable and consistent operations. Mining activities remained focused on the Moss vein system and associated stockwork material. The Company advanced operational improvements across the site, including enhancements to material handling, crushing circuit reliability, and overall plant performance, supporting more consistent stacking rates and continued optimization of heap leach operations.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

Gold and silver production during the quarter continued to be supported by active stacking and solution management practices. The Company remains focused on improving operating efficiencies and establishing sustainable throughput levels as part of its ongoing optimization strategy.

All operating permits remain in good standing.

On July 7, 2026, the Company announced MRE and project economics for its Moss Mine effective June 30, 2026. Refer to FINANCIAL AND OPERATIONAL HIGHLIGHTS, MAJOR ACTIVITIES AND SIGNIFICANT SUBSEQUENT EVENTS for more details.

The table below shows the main variables used by Company management to measure operating performance of the Moss Mine.

	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change	June 30, 2026	June 30, 2025	Change
Tonnes mined	1,362,934	-	1,362,934	2,913,840	-	2,913,840
Mineralized tonnes mined	526,154	-	526,154	1,054,698	-	1,054,698
Ore stacked	481,812	-	481,812	971,968	-	971,968
Gold grade (g/t)	0.32	-	0.32	0.31	-	0.31
Gold ounces recovered	4,084	1,409	2,675	7,313	1,409	5,904
Gold sold (ounces)	3,998	1,372	2,626	7,321	2,308	5,013
Silver sold (ounces)	17,013	12,623	4,390	33,035	21,185	11,850
Average realized gold price ($/oz sold) (1)	$4,321	$3,321	$999	$4,589	$3,226	$1,363
Cash cost ($/oz Au sold) (1)	$3,331	$2,513	$817	$3,294	$2,863	$430
AISC ($/oz Au sold) (1) (2)	$3,708	$2,392	$1,316	$3,438	$2,665	$773

(1) Refer to Non-IFRS Measures.

(2) AISC excludes corporate general and administrative expenses. For the three and six months ended June 30, 2025, AISC is lower than the cash cost as a result of silver sales credits.

Tonnes mined, ore stacked, gold ounces recovered, gold and silver sold: Following the acquisition on March 27, 2025, the Moss Mine remained under care and maintenance through September 2025, with no mining activities conducted during this period. Gold ounces recovered in 2025 represent ounces leached from mineralized material that had been placed on the leach pad prior to acquisition. Furthermore, gold and silver sales recorded in 2025 include ounces acquired as part of the acquisition. Gold ounces recovered, and gold and silver ounces sold, during the three- and six-month periods ended June 30, 2026 reflect recoveries and sales from mineralized material mined and placed on the leach pad subsequent to the resumption of operations.

Average realized gold price: Average realized gold prices were higher during the current periods than in the corresponding periods of 2025.

Cash cost and AISC: Cash costs increased during the current periods compared to the corresponding periods in 2025, primarily due to higher mining and ore-crushing costs associated with resumed operations, compared to the cost of inventory acquired as part of the acquisition. In addition, an unfavorable settlement of the Moss Mine royalty interest in December 2025 contributed to higher royalty expense during 2026 as compared to 2025. Refer to note 9 of the condensed interim consolidated financial statements for the three and six months ended June 30, 2026. AISC further increased due to higher sustaining capital costs incurred during the current periods.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

EXPLORATION AND MINERAL PROPERTY DEVELOPMENT UPDATE

Nicaragua

During Q2 2026, the Company completed 13,056 m of reverse circulation ("RC") drilling and 9,349 m of diamond drilling. Drilling was completed using six drill rigs, including two RC drill rigs, three combination diamond / RC drill rigs and one diamond drill rig.

The objectives of this drilling program were two-fold:

• To test extensions of high-grade gold mineralization directly adjacent to current and future mining areas, but outside of the limits defined by the Company's current MRE for the San Albino Project (see press release dated June 13th, 2024 and Amended Technical Report and Estimate of Mineral Resources for the San Albino Project Comprised of the San Albino and Las Conchitas Deposits, Nueva Segovia, Nicaragua", dated June 10, 2024, with an effective date of October 11, 2023 available under the Company's profile at www.sedarplus.ca) and on the Company's website; and

• To test additional high-grade mineralization, as a part of the Company's regional drill program on its 254 km2 district-scale, underexplored land package.

On November 18, 2024, the Company's wholly owned subsidiary Nicoz Resources S.A. was granted a new concession by Nicaraguan Ministry of Energy and Mines ("MEM"). The new concession, called Tiburon, covers an area of 3,605 ha (approximately 36.05 km2) and is contiguous to the east of the Company's San Albino-Murra concession and north of the El Jicaro concession in Nueva Segovia, Nicaragua. The Tiburon concession allows for both exploration and exploitation and is valid for a period of 25 years, until November 18, 2049.

On September 19, 2025, the Company was granted an exploration permit for the Tiburon concession which is valid for 10 years and allows the Company to drill 800,000 m on this concession.

On July 15, 2026, the Company through its wholly-owned Nicaraguan subsidiary, Nicoz Resources, S.A., successfully finalized the definitive legal registration and granting of the "Eureka" mineral concession, located in the department of Nueva Segovia, Nicaragua. The Eureka concession encompasses approximately 3,000 hectares of highly prospective terrain immediately to the west of the San Albino-Murra and El Jicaro concessions. This acquisition secures exclusive, long-term exploration and exploitation rights over ground immediately adjacent to the Company's operating San Albino and Las Conchitas mining areas.

The Company now holds 100% of six mineral concessions in Nueva Segovia, Nicaragua for a total land package of approximately 254 km2.

Las Conchitas Area

Las Conchitas is situated between two past-producers, the San Albino Mine and the El Golfo Mine. It covers an area of approximately 3.75 km2 and is 2 km south of the San Albino Mine, and immediately to the north of the historical El Golfo Mine that is within the Company's El Jicaro Concession.

Las Conchitas contains numerous mineralized structures over a 1,700 m by 800 m area, which has been subdivided into three primary areas: Las Conchitas Norte, Las Conchitas Central and Las Conchitas Sur. Each area features multiple subparallel, northeast-southwest striking and gently dipping mineralized veins.

During Q2 2026, drilling was focussed on the southern portion of Las Conchitas where, three areas were drilled: 1) Candelaria, 2) California and 3) Los Centenos. At Candelaria, 7,862 m of RC drilling and 1,418 m of diamond drilling were completed. The objective of this drilling is to identify new high-grade gold mineralization directly adjacent to the current Limon/Mango/Bayacun pit ("LMB") within a fully permitted area. For exploration results from Candelaria, see press release dated May 4, 2026. At California, 3,307 m of RC drilling was completed. At Los Centenos, 1,038 m of RC drilling was completed and 565 m of diamond drilling was completed. The objective of this drilling was to test for new high-grade mineralization. Assay results are pending for both areas.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

El Jicaro Concession

El Jicaro encompasses the southwest extension of the mineralized structures identified on the Corona de Oro Gold Belt. It covers an area of 5,071 ha (51 km2). Several prospective exploration targets were prioritized for detailed mapping and sampling. Drilling continued to test high priority targets at El Golfo, located approximately 1 km to the south of Las Conchitas area. In addition, the Company initiated a drill campaign on the El Cortez prospect, located approximately 2.5 km from the current LMB pit.

During Q2 2026, the Company completed a total of 5,666 m of diamond drilling and 72 m of RC drilling at El Golfo using two drill rigs. The objective of this drilling was to test the extension of high-grade gold mineralization identified in 2025. Assay results are pending.

At El Cortez, high-grade mineralization trends have been outlined by geochemical soil surveys, geological mapping and prospecting. Mapping and sampling was conducted on numerous historical workings including adits, mine dumps and artisanal underground tunnels. Several linear anomalous trends have been outlined which are oriented in a northeast-southwest direction, with the biggest anomaly over 1km in length.

The initial drilling was designed to test a conceptual model for the El Cortez mineralization. This model consists of multiple subparallel gold-bearing quartz veins with a northeast-southwest strike and a gentle northwest dip. During Q2 2026, the Company completed 777 m of RC drilling and 1,438 m of diamond drilling. Assays results are pending.

For details on all previously reported drill results, please see the Company's press release, filings on the Company's website at www.makominingcorp.com and on SEDAR+ at www.sedarplus.ca

Moss Mine, Arizona, USA

The vast majority of the Moss Mine property remains untested despite the presence of numerous prospective structural and geochemical targets identified through surface prospecting. To accelerate target generation, the Company is currently completing a property-wide hyperspectral survey that will help prioritize drill targets across the broader concession package, underscoring the significant exploration potential beyond the known deposits.

Eagle Mountain Project, Guyana

The Company's subsidiary, Stronghold Guyana Inc. ("Stronghold"), has a 100% interest in the Eagle Mountain Prospecting License ("EMPL") and the Kilroy Mining Permit (collectively the "Guyana Property"). The Guyana Property covers an area of 5,050 ha (approximately 50km2) in central Guyana. 4,784 ha related to the Eagle Mountain Prospecting License and 266 ha relate to the Medium-Scale Mining Permit held by Kilroy Mining Inc. ("Kilroy"), a Guyanese Company, on which Stronghold has a long-term lease with a 2% net smelter return ("NSR") royalty.

The long-term lease and NSR royalty arrangement was established in 2014 to support a pilot plant operation. Pursuant to Stronghold's agreement with Kilroy, Kilroy is obligated to surrender the existing Mining Permits upon instruction from Stronghold. The Company expects to issue such instruction in connection with its application for a Large-Scale Mining License, at which point the lease and NSR royalty will terminate and the underlying claims will be consolidated into the new license.

On September 30, 2024, the Guyana Geology and Mines Commission ("GGMC") approved the renewal of the EMPL. Pursuant to the Guyana Mining Act, the term of prospecting licenses is three years with two rights of extension of one year each, for a total of five years. Stronghold was granted two other renewals in 2013 and 2019. The EMPL provides the Company with the right to explore the area for gold, valuable minerals, and base metals. It also provides the Company with the right to apply for a mining license over the EMPL area.

The terms of the prospecting license include the payment of an annual rental fee to GGMC equal to $0.92 per English acre for the first year, a requirement to allow the GGMC to inspect the operations within the prospecting license area as often as deemed necessary by the GGMC, the submission of a technical data report related to the prospecting license activities on a semi-annual basis to the GGMC, and the annual submission of audited annual financial statements to the GGMC. As part of the prospecting license renewal application, the Company submitted a work program and budget for the EMPL. The Company was obliged to spend, by September 30, 2025, a minimum of $2.56 million on the execution of the work program during the first year of the renewed prospecting license. The minimum expenditure requirement was met as of September 30, 2025. As per the requirements of the prospecting license, the Company submitted to the GGMC a work performance bond of $0.3 million on October 11, 2024.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

On March 25, 2026, the Company filed the ESIA for the Eagle Mountain Project with the EPA. The ESIA incorporates results of baseline studies for environmental, social, cultural, engineering, and project design layouts with expected impacts and mitigation measures. The filing of the ESIA initiated a 60-day public comment period. In Q2 2026 this process included disclosure meetings in communities proximal to the Eagle Mountain Project and in the capital, Georgetown. Comments received during the public comment period will be addressed in the Final ESIA document. The Company anticipates filing the Final ESIA in the second half of 2026 following which the EPA is expected to make a determination on ESIA approval and then the Environmental Authorization (permit) for the Project.

The engineering program for 2026 includes a continuation of geotechnical drilling using the Company-owned drill rig.

In Q1 2026, geotechnical drilling was primarily focused on areas proposed for the tailings and waste storage facilities and the site of the processing plant to generate geotechnical data and hydrological information from packer tests to assist with design parameters for project infrastructure. Twenty ("20") geotechnical holes totaling 649m were completed.

The geotechnical program continued into early Q2 2026 with five geotechnical holes completed for 258m, prior to the start of the wet season, with a focus on drilling in areas of the pit walls for mine design optimization. The balance of the geotechnical holes is planned for the Q3 2026 dry season.

Together with a contractor rig, the 2026 drill program also includes an estimated 5,000 m of infill and metallurgical-focused drilling. Infill drilling is focused on the Eagle Mountain and Salbora deposits. The metallurgical drilling program using large diameter drill core is designed to generate sample for follow-up test work with a focus on the deeper fresh rock mineralization. During Q2 2026, the Company completed 7 infill drill holes totaling 474 m and 11 metallurgical-focused drill holes totaling 771 m.

In total during the first half of 2026, the Company completed 25 geotechnical boreholes totaling 907 m; 11 larger diameter drill holes for metallurgical samples totaling 771 m; and 9 infill drill holes totaling 575 m.

Mt. Hamilton Project, Nevada USA

On March 24, 2026, the Company completed the acquisition of 100% of the membership interests of MHC, the owner of the Mt. Hamilton Project located in White Pine County, Nevada, USA. The Mt. Hamilton Project has all major state and federal permits to allow construction of an open pit, heap leach gold-silver project. The Mt. Hamilton Project also hosts a tungsten target, located below and independent of the gold and silver mineralization. The tungsten target has been defined by over 100,000 ft of historical exploration drilling. In a report by the Department of the Interior, dated August 25, 2025, tungsten was identified as one of the top 10 critical metals based on its probability weighted impact of supply disruptions on the U.S. economy. Tungsten is considered a critical metal for the U.S. Government, particularly for national security, defense, and advanced industrial applications.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

In Q2 2026, the Board approved predevelopment activities and a capex budget for the construction of the project but has not yet made a production decision. The timing and scope of construction activities are subject to ongoing technical reviews, permitting requirements and other project development considerations.

Predevelopment activities continued during the quarter, with six full-time employees added across accounting, procurement, environmental, and operations functions. The project also added seven pieces of heavy equipment to the on-site fleet, including motor graders, dozers, water trucks, and excavators to support on-site predevelopment activities.

A condemnation drilling program is expected to be completed by October 2026 to finalize engineering decisions regarding the placement of the three-stage crusher and conveyance system. Once complete, full-scale construction can commence.

TREND ANALYSIS

Summary of Quarterly Results

(in $000's excluding per share)	2026		2025				2024
	Apr - Jun	Jan - Mar	Oct - Dec	Jul - Sept	Apr - Jun	Jan - Mar	Oct - Dec	Jul - Sept

Revenue	62,596	68,595	50,394	27,575	38,715	31,788	28,849	15,739
Cost of sales	(31,769)	(27,246)	(20,825)	(18,018)	(19,682)	(14,926)	(12,586)	(11,242)
Gross profit	30,827	41,349	29,569	9,557	19,033	16,862	16,263	4,497
E&E expenses	(2,891)	(2,501)	(2,837)	(2,787)	(2,209)	(1,530)	(1,241)	(1,148)
G&A expenses	(3,702)	(4,388)	(3,611)	(2,893)	(2,603)	(1,701)	(2,096)	(1,736)
Other income (expense)	(1,713)	760	(928)	360	1,576	(1,158)	(2,357)	(641)
Tax expense	(8,658)	(12,071)	(7,886)	(3,041)	(6,979)	(3,050)	(5,912)	(595)
Net income	13,863	23,149	14,307	1,196	8,818	9,423	4,657	377
Basic income per common share	0.16	0.26	0.17	0.01	0.11	0.12	0.06	0.00
Diluted income per common share	0.15	0.26	0.16	0.01	0.11	0.12	0.06	0.00
The sum of the quarters may not equal the annual results due to rounding.
Consolidated gold ounces produced	14,476	13,869	12,105	7,822	11,074	9,820	11,070	6,327
Consolidated gold ounces sold	14,610	13,721	11,564	7,830	11,476	10,817	10,888	6,532
Average realized gold price ($/oz)[1]	4,201	4,902	4,313	3,454	3,321	2,915	2,650	2,409

(1) Refer to Non-IFRS Measures.

Revenue: The variation between quarters resulted from changes in the number of ounces sold and the average prices realized for gold. Additionally, the revenues for periods subsequent to the quarter ended March 31, 2025 are impacted by the acquisition of the Moss Mine.

Cost of sales: The variation between quarters resulted from differences in the deposit and the grade of mineralized material mined during each period.

Exploration and evaluation ("E&E") expenses: Quarter on quarter increase in E&E expenses resulted from increased drilling activities to define new Mineral Reserves and Mineral Resources at El Jicaro in Nicaragua and advancing Eagle Mountain Project in Guyana.

Other income (expense): Other income (expense) for the period up to June 30, 2025, was affected by quarter-over-quarter changes in the fair value of the embedded derivative in the silver loan with Sailfish. During the quarter ended June 30, 2025, the Company recognized a gain of $1 million related to the elimination of the contingent consideration payable. During the quarter ended December 31, 2025, the Company recognized a loss of $1.3 million on the extinguishment of the Wexford Loan. The other income (expense) for the quarter ended June 30, 2026 was impacted by the change in fair value of the gold stream with Sailfish.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

FINANCIAL RESULTS

Financial results for the three and six months ended June 30, 2026:

(in $000's excluding per share)	Three months ended			Six months ended
	June 30, 2026	June 30, 2025	Change	June 30, 2026	June 30, 2025	Change
Revenue	62,595	38,709	23,886	131,184	70,484	60,700
Production services revenue	1	6	(5)	8	19	(11)
	62,596	38,715	23,881	131,192	70,503	60,689
Cost of sales
Production costs	(29,163)	(17,315)	(11,848)	(54,458)	(30,719)	(23,739)
Depreciation, depletion and amortization	(2,606)	(2,413)	(193)	(4,557)	(4,014)	(543)
	(31,769)	(19,728)	(12,041)	(59,015)	(34,733)	(24,282)
Gross profit	30,827	18,987	11,840	72,177	35,770	36,407
Exploration and evaluation expenses	(2,891)	(2,209)	(682)	(5,392)	(3,739)	(1,653)
General and administrative expenses	(3,702)	(2,603)	(1,099)	(8,090)	(4,304)	(3,786)
Other income (expense)	(1,713)	1,622	(3,335)	(953)	545	(1,498)
Income before income taxes	22,521	15,797	6,724	57,742	28,272	29,470
Tax expense	(8,658)	(6,979)	(1,679)	(20,729)	(10,029)	(10,700)
Income for the period	13,863	8,818	5,045	37,013	18,243	18,770

Revenue:

	Three months ended			Six months ended
(in $000's unless otherwise specified)	June 30, 2026	June 30, 2025	Change	June 30, 2026	June 30, 2025	Change
Gold revenue	61,380	38,109	23,271	128,648	69,599	59,049
Silver revenue	1,216	606	610	2,544	904	1,640
Gold sold (oz)	14,610	11,476	3,134	28,332	22,293	6,039
Silver sold (oz)	17,013	18,069	(1,056)	33,035	26,727	6,308
Average realized gold price ($/oz sold) (1)	4,201	3,321	880	4,541	3,122	1,419

(1) Refer to Non-IFRS Measures.

Revenue: Revenue in Q2 2026 and YTD 2026 is higher than for Q2 2025 and YTD 2025, respectively, as the Company realized higher gold prices compared to 2025. Additionally, the Moss Mine resumed mining and crushing operations and began placing fresh mineralized material on the leach pad, resulting in higher production.

Cost of sales: The increase in cost of sales in Q2 2026 and YTD 2026 as compared to Q2 2025 and YTD 2025, respectively, was primarily due to higher royalty expenses resulting from increased gold prices, higher mining and crushing costs associated with the resumption of operations at the Moss Mine in 2026, compared to lower acquisition cost of inventory acquired in 2025, and longer hauling distances for waste and mineralized material at the San Albino Mine.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

Exploration and evaluation expenses:

Expenses by property	Three months ended			Six months ended
(in $000's)	June 30, 2026	June 30, 2025	Change	June 30, 2026	June 30, 2025	Change
Eagle Mountain Project	1,408	1,135	273	2,637	2,172	465
San Albino El Jicaro concession	1,377	1,026	351	2,569	1,519	1,050
Mt. Hamilton Project	106	-	106	186	-	186
Moss Mine	-	48	(48)	-	48	(48)
	2,891	2,209	682	5,392	3,739	1,653

The increase in E&E expenses in Q2 2026 as compared to Q2 2025 resulted from higher drilling activity at the San Albino El Jicaro concession, aimed at defining new Mineral Reserves and Mineral Resources. In addition, costs incurred at the Eagle Mountain Project were directed toward advancing the project.

General and administrative expenses:

	Three months ended			Six months ended
(in $000's)	June 30, 2026	June 30, 2025	Change	June 30, 2026	June 30, 2025	Change
Accounting and legal	271	338	(67)	1,331	466	865
Directors' fees	190	69	121	329	172	157
Depreciation	52	35	17	82	71	11
General office expenses	427	269	158	1,131	591	540
Investor relations and communications	43	24	19	112	72	40
Salaries and benefits	1,130	1,415	(285)	2,660	2,300	360
Stock-based compensation	1,468	431	1,037	2,111	578	1,533
Transfer agent fees and regulatory fees	121	22	99	334	54	280
	3,702	2,603	1,099	8,090	4,304	3,786

For the three months ended June 30, 2026, general and administrative expenses increased by $1.1 million compared to the same period in 2025. The increase was primarily due to a $1.0 million increase in stock-based compensation expense, mainly attributable to stock options, deferred stock units ("DSUs"), and restricted share units ("RSUs") granted during Q2 2026.

For the six months ended June 30, 2026, general and administrative expenses increased by $3.8 million compared to the same period in 2025. The increase resulted from the following:

• Stock-based compensation increased by $1.5 million, primarily due to stock options, DSUs and RSUs granted in Q2 2026, as well as additional stock-based compensation expense of $0.3 million recognized for RSUs withheld for tax purposes.

• Accounting and legal fees increased by $0.9 million primarily driven by incremental legal fees related to the Company's NASDAQ listing as well as additional costs incurred by the Company's independent registered public accounting firm in support of their compliance with Public Company Accounting Oversight requirements.

• General office expenses increased by $0.5 million as a result of increase in travelling by corporate employees to mine sites.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

Other income (expense)

	Three months ended			Six months ended
(in $000's)	June 30, 2026	June 30, 2025	Change	June 30, 2026	June 30, 2025	Change
Accretion and interest expense	(307)	(421)	114	$(612)	$(703)	$91
Loss (gain) on derivative instruments	(2,405)	5	(2,410)	(2,405)	(275)	(2,130)
Gain on elimination of Contingent Consideration	-	1,000	(1,000)	-	1,000	(1,000)
Foreign exchange (loss) gain	(491)	1,025	(1,516)	(114)	506	(620)
Interest income	531	13	518	1,040	17	1,023
Other income	959	-	959	1,138	-	1,138
	(1,713)	1,622	(3,335)	(953)	545	(1,498)

Loss on derivative instruments: The gold stream arrangement with Sailfish is accounted for as a financial liability measured at fair value through profit or loss. The loss recognized in Q2 2026 reflects the change in the fair value of the financial liability from the date of initial recognition to June 30, 2026. In 2025, the Company's derivative liabilities were primarily related to the silver loan arrangement with Sailfish.

Foreign exchange (loss) gain: The foreign exchange (loss) gain arises primarily on cash and cash equivalents and intercompany loans held in US dollars at its corporate entity in Canada, which has a Canadian dollar functional currency. The Canadian dollar depreciated in Q2 2026, whereas it appreciated in Q2 2025. As a result, the Company recorded a foreign exchange loss in Q2 2026, compared to a foreign exchange gain in Q2 2025.

Interest income: During 2026, the Company earned interest on cash generated in 2025 and 2026. No significant excess cash was available until June 30, 2025.

Other income in 2026 include net mark-to-market gain on marketable securities.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

	Three months ended			Six months ended
(in $000's)	June 30, 2026	June 30, 2025	Change	June 30, 2026	June 30, 2025	Change
Net cash flows provided by operating activities	26,002	20,243	5,759	45,887	26,431	19,456
Net cash flows used in investing activities	(44,778)	(3,019)	(41,759)	(49,297)	(11,794)	(37,503)
Net cash (used) generated in financing activities	(2,962)	949	(3,911)	(2,261)	(592)	(1,669)
Effect of foreign exchange on cash and cash equivalents	677	21	656	307	28	279
Change in cash and cash equivalents	$(21,061)	$18,194	$(39,255)	$(5,364)	$14,073	$(19,437)

For the three months ended June 30, 2026:

The Company generated positive cash flow from operations of $26.0 million, an increase of $5.8 million as compared to the same period in 2025. The increase in cash flows provided by operating activities is primarily attributable to an increase in revenue driven by higher gold selling prices and a higher quantity of gold ounces sold. Cash used in investing activities included: (i) $38.5 million in marketable securities; and (ii) $6.3 million for capital expenditures incurred on mining interest, plant and equipment. The net cash used in financing activity included stream deliveries valued at $3.0 million after consideration was received.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

For the six months ended June 30, 2026:

The Company generated positive cash flow from operations of $45.9 million, an increase of $19.5 million as compared to the same period in 2025. The increase in cash flows provided by operating activities is primarily attributable to an increase in revenue driven by higher gold selling prices and a higher quantity of gold ounces sold. Cash used in investing activities included: (i) $39.2 million in marketable securities; and (ii) $9.6 million for capital expenditures incurred on mining interest, plant and equipment. The net cash used in financing activity included stream deliveries valued at $3.0 million after consideration was received, partially offset by $0.1 million generated from the exercise of stock options.

Financial condition and Liquidity risk

Financial Condition (in $000's)	At June 30, 2026	At December 31, 2025	Change
Cash and cash equivalents	$71,913	$77,277	$(5,364)
Working capital (1)	106,198	82,874	23,324

(1) Refer to Non-IFRS Measures.

The Company's working capital (defined as current assets less current liabilities) as at June 30, 2026 increased primarily due to strong cash flows generated from higher gold prices. With sustained higher gold prices, the Company expects to continue generating operating cash flow to support exploration programs at San Albino, technical and engineering activities at the Eagle Mountain Project, the ramp-up of mining activities at the Moss Mine to achieve commercial production, and pre-development activities at Mt. Hamilton. Management expects that available liquidity, together with projected cash flows from ongoing mining operations, will be sufficient to meet all contractual obligations and planned expenditures and does not anticipate any liquidity constraints over the next 12 months.

As at June 30, 2026, the Company has following contractual obligations:

		Payment due by period
(in $000's)	Carrying Amount	Total cash outflow	Within 1 year	1 to 3 years	4 to 5 years	Above 5 years
Accounts payable and accrued liabilities	36,851	36,851	36,851	-	-	-
Sailfish Gold Stream	41,712	86,320	13,147	24,272	21,799	27,102
Reclamation and Rehabilitation obligation	19,160	24,406	-	4,079	2,148	18,179
Total	97,723	147,577	49,998	28,351	23,947	45,281

The consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that it will be able to meet its existing obligations and commitments and fund ongoing operations in the normal course of business for at least 12 months from June 30, 2026.

The Company's financial performance is dependent upon many external factors. Exploration, development and mining of precious metals involve numerous inherent risks including but not limited to metal price risk as the Company derives its revenue from the sale of gold, currency risks as the Company reports its financial statements in US dollars whereas the Company operates in jurisdictions where it conducts its business in other currencies. Although the Company minimizes these risks by applying high operating standards, including careful planning and management of its facilities, hiring highly qualified personnel and giving adequate training, these risks cannot be eliminated.

OUTSTANDING SECURITIES

As of the date of this MD&A, the Company had 87,605,909 common shares issued and outstanding, plus 1,434,576 RSUs, 418,483 DSUs and 1,979,068 stock options outstanding.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

TRANSACTIONS WITH RELATED PARTIES

The Company enters into related party transactions that are in the normal course of business and are recorded at the amount paid or received as established by contract or as agreed upon by the Company and the related party. Related party disclosures can be found in Note 16 Related party transactions of the condensed interim consolidated financial statements for the three and six months ended June 30, 2026.

MT. HAMILTON PROJECT ACQUISITION

On March 24, 2026, the Company completed the acquisition of 100% of the membership interests of MHC, the owner of the Mt. Hamilton Project located in Nevada, United States, from Sailfish. Management determined that substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset, being the mineral property associated with the Mt. Hamilton Project. Accordingly, the transaction was accounted for as an asset acquisition.

The total consideration for the acquisition consisted of consideration in the form of the Sailfish Gold Stream under the following terms:

• Initial Stream Term (60 months): The Company is required to deliver 341.7 ounces of refined gold per month for a period of 60 months. The monthly delivery is subject to an adjustment mechanism designed to ensure that the monthly delivery value is not less than $738 and not greater than $1,011, which is equivalent to a gold price range of approximately $2,700 per ounce to $3,700 per ounce after application of the adjustment formula.

• Additional Stream Term (72 months): Following the completion of the Initial Stream Term, the Company is required to deliver 100 ounces of refined gold per month for an additional period of 72 months. Deliveries during this term are not subject to any adjustment mechanism.

For all ounces delivered under the Sailfish Gold Stream, Sailfish will pay the Company an amount equal to 20% of the London PM fixed price for refined gold, expressed in United States dollars, as determined by the London Bullion Market Association (or any successor organization) on the date of delivery. Deliveries under the stream arrangement commenced in April 2026.

Total purchase price was determined as follows:

Amount in $000's
Fair value of Sailfish Gold Stream	42,342
External legal and advisory fees and due diligence costs	1,286
Total consideration	43,628

The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration transferred at the closing date of the acquisition, which are as follows:

Amount in $000's
Assets acquired and liabilities assumed:
- Exploration and evaluation asset	43,630
- Reclamation bond	139
Less:
- Accounts payable and accrued liabilities	(2)
- Reclamation and rehabilitation obligation	(139)
43,628

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

Sailfish Gold Stream:

The Sailfish Gold Stream is recognized as a financial liability and is measured at fair value through profit or loss. The fair value of the liability at initial recognition was determined as $42.3 million using a discounted cash flow model. Management applied a discount rate of 25.06% and used the following gold price assumptions in estimating the fair value as of March 24, 2026, the date of initial recognition.

Gold Price ($ per ounce)	2026	2027	2028	2029	2030-2037
At March 24, 2026	$4,600	$4,784	$5,009	$5,218	$5,421

Minimum Royalty Payments:

The Mt. Hamilton Project consists of four mineral property leases that require annual advance minimum royalty payments (the "Minimum Royalty Payments"). Two of the leases are governed by separate agreements with Centennial Minerals Company ("CMC") and require Minimum Royalty Payments of $300 thousand and $80 thousand, respectively. The agreement with Carrington requires an annual Minimum Royalty Payment of $130 thousand, which increases by $2 thousand each year. The agreement with Osisko Mining (USA) Inc. requires a Minimum Royalty Payment equal to the greater of $33 thousand or the cash equivalent of 33 ounces of gold. As of the acquisition date, aggregate Minimum Royalty Payments totaling $9.02 million had been made.

Subject to the terms of the respective agreements, the Minimum Royalty Payments are creditable against future NSR royalties payable upon commencement of commercial production. Upon acquisition, the Mt. Hamilton Project was classified as an exploration and evaluation asset in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources. Given the inherent uncertainty related to the recoverability of these advance payments prior to the determination of technical feasibility and commercial viability, no separate asset was recognized for the Minimum Royalty Payments. Accordingly, such payments were capitalized as part of the exploration and evaluation asset for the Mt. Hamilton Project. These advance payments will be separately assessed and reclassified, as appropriate, upon a decision to proceed with development.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

● Estimated Mineral Resources and Estimated Mineral Reserves;

● Reclamation and rehabilitation obligation;

● Depreciation, depletion and amortization;

● Exploration versus development expenditures;

● Business combinations and asset acquisitions;

● Deferred income taxes;

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

● Impairment of non-current assets;

● Valuation of stockpiled mineralized material and heap leach ore;

● Achievement of commercial production; and

● Gold stream valuation.

Refer to Note 5 of the Company's audited consolidated financial statements for the year ended December 31, 2025 and to Note 4 in the condensed interim consolidated financial statements for the three and six months ended June 30, 2026, for a detailed discussion of these accounting estimates and judgments.

CHANGES IN ACCOUNTING POLICIES

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (amendments to IFRS 9 and IFRS 7). The amendments clarify the requirements for the recognition and derecognition of financial assets and financial liabilities, including introducing an accounting policy option for the derecognition of financial liabilities settled through an electronic payment system before the settlement date.

The amendments also provide additional guidance on assessing the contractual cash flow characteristics of financial assets, including those with contingent or ESG-linked features, and enhance disclosure requirements for financial instruments with contingent features and for equity instruments designated at fair value through other comprehensive income.

The Company adopted the amendments effective January 1, 2026. These amendments have no material impact on the condensed interim consolidated financial statements. For financial liabilities settled in cash using an electronic payment system, Mako applied the election to deem these financial liabilities to be discharged before the settlement date.

IFRS pronouncements issued but not effective

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new presentation requirements for the statement of profit or loss, including the use of three defined categories, operating, investing, and financing, and the inclusion of specified subtotals. The standard also requires entities to provide additional disclosures for management-defined performance measures, as well as enhanced guidance on the aggregation and disaggregation principles that apply to both the primary financial statements and the notes. IFRS 18 does not change the recognition or measurement of items in the financial statements, nor the classification or presentation of items within other comprehensive income.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, including interim periods, with retrospective application required. Early application is permitted. The Company is currently assessing the impact of this new standard on its future financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Report on Internal Controls over Financial Reporting

In connection with the preparation and audit of the consolidated financial statements as of and for the year ended December 31, 2025, the Company identified deficiencies with respect to the design and operation of its internal control over financial reporting ("ICFR") which were deemed to aggregate to a material weakness. A "material weakness" is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness relates primarily to deficiencies in the Company's information technology general controls ("ITGCs"), resulting in a lack of adequate segregation of duties in the design and operation of controls over the creation and posting of journal entries. Until remediated, the material weakness could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

The Company has developed and initiated a comprehensive remediation plan designed to strengthen the Company's internal control environment and support sustainable public-company compliance, including:

● Implementing automated control within the accounting system that prevents any individual from posting a journal entry they created.

● Enforcing review workflows to ensure personnel with the appropriate level of expertise and authorization are performing the journal entry review.

● Amending "super user" roles within the accounting system to improve segregation of duties.

While management is making improvements to the Company's control environment and business processes to support and scale with its growing operations, the remediation process is ongoing and the material weakness has not yet been fully remediated. The Company may not be able to fully remediate the material weakness until these steps have been completed and the internal controls have been operating effectively for a sufficient period of time.

The evaluation process, including the effectiveness of the remediation efforts, is expected to be substantially concluded prior to December 31, 2026. The material weakness did not result in any adjustments to the June 30, 2026 condensed interim consolidated financial statements.

There has been no significant change in internal control over financial reporting during the period beginning on April 1, 2026 and ending on June 30, 2026.

Notwithstanding the material weakness, the certifying officers have concluded that the Company's condensed interim consolidated financial statements as of and for the three and six months ended June 30, 2026, present fairly in all material respects, the Company's financial position, results of operation, changes in equity and cash flows in accordance with IFRS Accounting Standards. There were no changes to previously released financial results.

Disclosure Controls and Procedures

Management, with the participation of the certifying officers, assessed the effectiveness of disclosure controls and procedures ("DC&P") as of June 30, 2026. As a result of the aforementioned material weakness, the certifying officers concluded that the Company's DC&P were not effective as at June 30, 2026 in providing reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including the certifying officers, as appropriate, to allow timely decisions regarding required disclosure.

Control and Procedure Limitations

The Company's management, including the certifying officers, recognize that any ICFR and DC&P, no matter how well designed or operated, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are achieved.

MINERAL RESOURCE ESTIMATES AND RELATED CAUTIONARY NOTE TO U.S. INVESTORS

The Company's Mineral Resource estimates are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the Mineral Resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

• the Mineral Resources defined in this MD&A qualify as resource under SEC standards

• the Measured and Indicated Mineral Resources in this MD&A will ever be converted to reserves; and

• the Inferred Mineral Resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

NON-IFRS MEASURES

The Company has included non-IFRS measures such as EBITDA, adjusted EBITDA, working capital, sustaining capital expenditures, and non-IFRS ratios such as cash cost per ounce sold, AISC per ounce sold, and average realized gold price in this MD&A . These non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. In the gold mining industry, these are commonly used performance measures, however these measures do not have any standardized meaning prescribed under the IFRS Accounting Standards and therefore may not be comparable to other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors use this information to evaluate the Company's underlying performance of its core operations and its ability to generate cash flow.

"EBITDA" represents earnings before interest (including non-cash accretion of financial obligations, lease obligations and change in fair value of liabilities measured at fair value through profit or loss), income taxes and depreciation, depletion and amortization.

"Adjusted EBITDA" represents EBITDA adjusted to exclude exploration activities, share-based compensation and change in provision for reclamation and rehabilitation.

The following table provides EBITDA and Adjusted EBITDA calculations:

	Three months ended		Six months ended
(in 000's)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Income for the period	$13,863	$8,818	$37,013	$18,243
Income tax expense	10,278	4,448	20,991	7,498
Deferred tax (recovery) expense	(1,620)	2,531	(262)	2,531
Accretion and interest expense	307	434	612	720
Fair value adjustment on gold stream	2,405	-	2,405	-
Interest income	(531)	(13)	(1,040)	(17)
Depreciation, depletion and amortization	2,658	2,447	4,639	4,084
EBITDA	$27,360	$18,665	$64,358	$33,059
Share-based compensation expense	1,468	431	2,111	578
Exploration activities	2,891	2,209	5,392	3,739
ADJUSTED EBITDA	$31,719	$21,305	$71,861	$37,376

"Cash costs per ounce sold" is production costs divided by the number of gold ounces sold.

"AISC per ounce sold" includes cash costs (as defined above) and adds the sum of G&A, sustaining capital capital expenditures, sustaining lease payments, provision for environmental fees, if applicable, and rehabilitation costs paid, all divided by the number of gold ounces sold. As this measure seeks to reflect the full cost of gold sold from current operations, capital and E&E costs related to expansion or growth projects are not included in the calculation of AISC per ounce sold. Additionally, certain other cash expenditures, including income and other tax payments, financing costs and debt repayments, are not included in AISC per ounce sold.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

The following table provides a reconciliation of production costs to cash costs and AISC and calculation of cash cost per ounce sold and AISC per ounce sold:

(in $000's unless otherwise specified)	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Production costs	$29,163	$17,315	$54,458	$30,719
Adjustment to reflect a non-recurring change in estimate in the appropriate reporting periods	$(766)	$-	$(316)	$-
Total Cash Cost	28,397	17,315	54,142	30,719
Silver sales	(1,216)	(611)	(2,544)	(905)
Supporting general and administrative expenses	19	372	354	796
General and administrative expenses	3,683	1,448	7,736	2,659
Sustaining capital expenditures	2,322	588	5,015	771
Accretion of the asset retirement costs (ARO) (Non-cash)	195	34	363	74
Total AISC	$33,400	$19,146	$65,066	$34,114
Gold ounces sold	14,610	11,476	28,332	22,293
Cash cost ($/oz Au sold)	$1,996	$1,509	$1,922	$1,378
AISC ($/oz Au sold)	$2,286	$1,668	$2,297	$1,530

"Average realized gold price" is calculated by dividing total gold revenue by the total gold ounces sold into the spot market.

"Working capital" is current assets less current liabilities.

"Sustaining capital expenditures" includes expenditures required to maintain ongoing production and operations.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

RISK AND UNCERTAINTIES

The Company's principal activity of mineral exploration and exploitation is generally considered to be high risk. It is exposed to a number of risks and uncertainties that are common to other mining, exploration and development companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks. The Company's mineral properties are in Nicaragua, Guyana and the Unites States, which exposes the Company to risks associated with possible political or economic instability, changes to applicable laws, and impairment or loss of mining title or other mineral rights.

Some of the other risks include, but are not limited to:

• Implementation of additional directives, following the October 24, 2022, announcement by the United States Department of the Treasury's Office of Foreign Assets Controls relating to new U.S. sanctions imposed on the General Directorate of Mines in Nicaragua pursuant to Executive Order 13851, as well as the issuance of EO 14088.

• Maintaining the Company's operating and development permits, title, rights and licenses in good standing.

• The Company utilizes heap leach processing for certain deposits, which presents specific risks and uncertainties that could materially impact operational and financial performance. Key considerations include:

• Recovery Variability: Recovery rates can fluctuate due to ore composition, changes in mineralogy, and environmental conditions affecting leaching efficiency.

• Operational Challenges: Factors such as liner integrity, solution distribution, and reagent consumption can influence overall effectiveness and profitability.

• Environmental and Regulatory Compliance: Stringent environmental laws on cyanide management and waste disposal may lead to delays or increased costs.

• Market and Economic Factors: Commodity price volatility directly impacts the economic viability of heap leach projects. Fluctuations in input costs such as reagents and energy can also affect margins.

• Climate and Weather: Extreme conditions can disrupt leach kinetics and infrastructure stability.

• Technical and Engineering Risks: Design and execution of heap leach pads require careful planning. Poor construction or operational practices can lead to structural failures and suboptimal recoveries.

• Mineral Resource and Mineral Reserve amounts are estimates only and may be unreliable. The Company cannot be certain that any specified level of recovery of minerals from mineralized material will, in fact, be realized or that any of its mineral property interests or any other mineral deposit will ever qualify as a commercially mineable ore body that can be economically exploited. Material changes in the quantity of mineralization, grade or stripping ratio or gold price volatility and foreign exchange risks may affect the economic viability of the properties. The production decision at each of the San Albino Mine and the Moss Mine was supported by existing mining infrastructure, prior operating experience, and established Mineral Resources, rather than a pre-feasibility study or feasibility study of Mineral Reserves demonstrating economic and technical viability. As a result, there is a higher degree of risk and uncertainty given production decisions at these projects were based on Mineral Resources which are not Mineral Reserves and do not have demonstrated economic viability.

• The emerging mid-tier market where the Company raises funds is extremely volatile, companies are subject to high level of competition for the same pool of investment dollars, and there is no guarantee that the Company will be able to raise adequate funds in a timely manner to carry out its business plans.

• Although the Company has taken steps to verify title to its exploration and other assets, there is no guarantee that the exploration and other assets will not be subject to title disputes or undetected defects.

• The Company is subject to laws and regulations related to environmental matters, including provisions for reclamation, discharge of hazardous material and other matters. The Company conducts its activities in compliance with applicable environmental legislation and is not aware of any existing environmental problems related to its mineral property interests that may be the cause of material liability to the Company.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

• There is no assurance that any countries in which Mako operates or may operate in the future will not impose restrictions or taxes on the repatriation of earnings to foreign entities.

• Nicaraguan and Guyanese political and economic risks including social unrest.

• Communication and customs risk associated with working in Nicaragua and Guyana.

• Loss of key personnel and dependence on key personnel.

• Nicaragua is susceptible to hurricanes, earthquakes and volcanoes which could materially impact the Company's operations in the future.

• The Company not successfully remediating the material weakness in ICFR and DC&P identified at year end within the timeframe expected.

• The Bolivarian Republic of Venezuela's ("Venezuela") claims that the Essequibo area, which is within Guyana (west of the Essequibo River extending to the border of Venezuela) belongs to Venezuela. The internationally recognized border between Guyana and Venezuela was established in 1899 by an arbitration panel. The territory of Guyana, including the Essequibo area, has been continuously administered and controlled by Guyana since that time. The Company's Eagle Mountain Project falls within this Essequibo area, the sovereign territory of Guyana. The Company's activities at Eagle Mountain, including exploration, technical and environmental studies, and ongoing coordination with governmental agencies, remain unaffected by Venezuela's claims, though the Company will continue to monitor the situation closely. Uncertainty caused by the political conflict may negatively impact the Company's financial position, financial performance, cash flows, and its ability to raise capital. The impact of the conflict on the Company's planned exploration activities, including technical and engineering studies, cannot be reasonably estimated at this time.

The potential introduction of protectionist or retaliatory international trade tariffs, domestic "buy local" policies, sanctions or other barriers to international commerce, may impact the Company's ability to import materials needed to construct projects or conduct operations at prices that are economically feasible to be competitive, or at all. Any change to tariffs and/or international trade regulations may have a material adverse effect on global economic conditions and the stability of global financial markets, and may, as a result, have a material adverse effect on our business, financial conditions including cash flows, and results of operations.

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. An investor should carefully consider the risks described above, as well as the risks described in the Company's financial statements, Annual Information Form and Annual Report on Form 40-F filed under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov before investing in the Company's common shares. The risks described are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business. If any of these risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed, and investors may lose all of their investment.

TECHNICAL INFORMATION

Technical disclosure related to the MRE for the Moss Mine in this MD&A has been reviewed and approved by Mr. Chris Keech, P Geo, a Qualified Person under NI 43-101. Mr. Keech is independent of the Company.

Unless otherwise stated, John Rust, Chief Metallurgist of Mako, and Eric Fier, CPG, P.Eng, Chairman of Mako, are the qualified persons under NI 43-101 for Mako that have reviewed and approved the scientific and technical disclosure in this MD&A, and who have verified the data disclosed.

FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" including "future oriented financial information" under applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company's strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. In particular, forward looking information included in this MD&A includes, without limitation, statements with respect to:

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

• the Company's expectations in connection with the production and exploration, development plans at the Company's projects discussed herein being met;

• the Company's expectations relating to the performance of its mineral properties;

• the estimation of Mineral Reserves and Mineral Resources;

• the timing and amount of estimated future production;

• the timing and amount of estimated future capital and operating costs;

• the costs and timing of exploration and development activities;

• the Company's expectation regarding the timing of mining studies and reports;

• financing, capitalization and liquidity risks;

• the nature and impact of drill results and future exploration;

• regulatory risks relating to mineral tenure, permitting, environmental protection, taxation, and royalties;

• volatility of currency exchange rates, metal prices and metal production;

• the timing for remediation of the identified material weakness in the Company's ICFR and DC&P; and

• the Company's expectations in connection with the timing for filing the technical report for the Moss Mine MRE.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include, without limitation, the Company's dependence on products produced from its key mining assets; fluctuating price of gold and silver; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Nicaragua and Guyana, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company's operations are subject; risks associated with regulatory and permitting activities; risks related to financing of the Company's acquisitions and other activities, exploration, development and operation of mining properties; risks related to the timing and plans to remediate the identified material weakness in its ICFR and DC&P, and the overall impact of misjudgments made in good faith in the course of preparing forward-looking information as well as other risks and uncertainties referenced under "Risks and Uncertainties" in this MD&A.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company's plans and objectives and may not be appropriate for other purposes.